UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Expands Digital Print Solutions with New Spire Color Servers for Xerox DocuColor 3535 and 5252 at Graph Expo

Graph Expo 2003 Chicago, IL (September 28, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announces the introduction of Spire™ CXP3535 for Xerox® DocuColor 3535 and the Spire™ CXP6000 for the new Xerox® DocuColor 5252 digital color presses. The new Spire color servers provide high-quality color, good productivity and variable data printing capabilities at affordable rates to a new market with a potential customer base that is broader than the existing digital printing market. Creo now supports the full fleet of high-volume Xerox DocuColor production printers from the Xerox DocuColor 3535 printer/copier to the Xerox DocuColor iGen3 digital production press. Spire color servers are being demonstrated during Graph Expo at the Creo booth, #4008, and the Xerox booth, #1016.

Spire for DocuColor 3535

The Spire family's newest member, the Spire CXP3535 color server for the Xerox® DocuColor™ 3535 printer/copier, provides a professional production color workflow and offers all the key benefits of Creo professional graphic arts solutions to the small printing and office environments. The Creo Spire lets users achieve the maximum possible print quality and performance from the engine. It brings powerful color management, calibration, and enhanced productivity in a flexible, automated workflow that allows both novice and expert users to quickly achieve high quality results.

Creo applies its digital print expertise to take advantage of the 35 color-pages-per-minute production rate of the affordable, compact Xerox DocuColor 3535. The Spire CXP3535 color server also offers the familiar Spire workflow and user experience of the Xerox high-end production color presses. The Spire CXP3535 color server works with other Creo workflow solutions, allowing the Xerox DocuColor 3535 to integrate smoothly into existing commercial printing and prepress environments. As an element of Networked Graphic Production™, the strategic initiative that creates an integrated production process helps printers cut costs, increase revenue, and decrease cycle time, the Spire CXP3535 color server can be used as a color document proofer for offset print jobs that have been prepared with the Brisque® or Prinergy® workflow management systems.

"The Creo Spire color server has helped us deliver additional value to our customers in the graphic arts industry by enhancing the capabilities of our systems," said Rob Stewart, vice president, printer and color MFP marketing at Xerox Corp. "Combined with our latest color multifunction system, the new Spire CXP3535 color server is a compelling choice for small office environments looking for high speed, high quality color output."

Creo Spire offers a comprehensive variable information (VI) printing solution that produces personalized pages, brings greater value to customers, and creates new revenue opportunities. The Spire integrates with most popular VI authoring tools and supports all leading industry formats, which offers easy and affordable access into new applications.

"With the Xerox DocuColor 3535, Xerox is now offering small commercial and office environments a feature-rich, powerful, fast printer. When Xerox customers choose the Spire CXP3535 color server to drive their Xerox DocuColor 3535 copier/printer, they get the color production workflow that is available for Xerox high-end digital presses," says Ronen Cohen, Creo corporate vice president, digital printing. "Together with Xerox we are anticipating future market needs of this new segment, and developing a digital print solution that not only fits into multiple print environments, but will offer our customers better value by taking advantage of all the applications that are unique to digital printing."

Highlights of Spire CXP3535 include:

  Professional color quality: The Spire produces highly saturated color and features an outstanding ability to emulate color targets such as offset printing.
  High productivity: The Spire color server offers flexible workflow tools and high-speed processing as well as scanning capabilities. Other feature highlights include imposition, preflight, pre-and post RIP preview and editing functions. Color adjustments and calibration can be added on-the-fly without re-processing the job.
  Seamless integration with graphics arts operations: As the Spire color server connects with other Creo prepress workflows, commercial printers can easily expand the services they provide to include short runs and variable data digital printing, without duplication of effort and overhead. Urgent print jobs can also be sent from the offset workflow to digital printing for fast production of advance copies, demonstrating the seamless connectivity provided through Networked Graphic Production.
  Document printing: Spire's support of mixed media stocks, tabs printing, and document finishing options gives Spire customers the opportunity to sell valuable differentiated services and build digital print volume.
  Variable Information Solution: Creo's innovative Variable Information (VI) printing solution provides comprehensive processing capabilities and production management control for VI jobs of varying length and complexity, at printer-rated speed. Spire color servers support all industry-leading formats (Creo Variable Print Specification, Xerox VIPP, PPML, PDF and Adobe® PostScript®).

Spire for DocuColor 5252

The Spire color server now supports the newly released Xerox® DocuColor™ 5252 digital color press with a robust, on-demand printing solution at a highly affordable system price. Targeted at quick printers, service bureaus, data centers, in-plant printers, as well as commercial printers, the Spire delivers unmatched speed, throughput and color quality.

"There's a growing migration from single-function printers to multi-function printer/copiers and from black and white digital printing, to color digital printing," says Ronen Cohen, Creo corporate vice president, digital printing. "Creo now brings its efficient, streamlined workflow solutions to this market segment. The Spire color servers offer enhanced image and color quality, and provide high-caliber print quality tools and Variable Information print solutions-capabilities that up until now were seen as exclusive to the production market."

Spire CXP6000 Version 3.0

Creo is demonstrating version 3.0 of the Spire CXP6000 color server driving the faster Xerox DocuColor 6060. Recently launched to acclaim, version 3.0 offers a rich blend of enhancements and new features designed to enable smooth printing operations and empower users to increase print volume. Version 3.0 introduces major advances in productivity, workflow integration and color management. This combination can boost profitability and output quality for DocuColor and Spire users. Highlights of version 3.0 include:

  Connectivity to Creo Synapse® InSite prepress portal for remote proofing and collaboration
  DeviceLink technology for preserving black and pure colors in a CMYK to CMYK color transformation
  Dynamic page exception for document printing automation
  'Rush job' functionality, for inserting an urgent job while other jobs are being processed and printed
  Improved Spire network connectivity

The new version of the Spire CXP6000 also features remote monitoring via the Spire web center. The user can view a job's status in the Process and Print queues, see which jobs are in the Storage Folder, and check open alerts and printer system information, from anywhere, at any time via the Web. Users can also download remote client tools, utility applications, color profiles and print drivers, and view Spire-related documentation and guides. Access is provided for links to related vendors, products and troubleshooting information. The system administrator can take care of administration tasks from a remote client workstation, saving time and conveniently centralizing much of the process.

Networked Graphic Production

Xerox, a valued Networked Graphic Production™ Partner, is demonstrating at Graph Expo how traditional offset workflows can be used for both offset and digital production in a single workflow. Xerox is showcasing the Creo Synapse InSite prepress portal and the Creo Prinergy workflow management system with Xerox digital print devices, driven by a Creo Spire color server. The integration of the Creo offset workflow with the Xerox digital finished-document workflow enables commercial printers to meet the need for shorter run-lengths and faster delivery times while increasing the range of services they offer to their customers.

New Darwin Driven Graphics

Creo is previewing a new addition to the highly successful Darwin™ Desktop authoring tool at Graph Expo. This easy-to-use variable information (VI) tool is very powerful for achieving results in 1:1 marketing. Currently in beta testing with customers, Darwin Driven Graphics extends the range of complex VI documents beyond variable text, colors and images to data-rich diagrams, charts and bars.

No programming is required to create these data-driven graphics: Darwin Driven Graphics uses pop-up or drop-down menus and select boxes. When the chart has been defined, users drag and drop the chart into QuarkXPress® to preview the image immediately. This ease of use and WYSIWYG functionality ensures that Darwin Desktop users are able to incorporate data-driven graphics in their documents without learning special techniques and without uncertainty on how the chart will look in print.

See the Spire color servers in action at the Creo booth, #4008, and at the Xerox booth, #1016, at Graph Expo 2003 until October 1, 2003 in Chicago, IL.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; workflow management software; and proofing and printing consumables. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

/s/ Mark Dance

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: September 30, 2003